U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(g) of the Securities Exchange Act of 1934

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COMCAM INTERNATIONAL, INC.

 (Name of small business issuer in its charter)

Delaware (State of jurisdiction of incorporation or organization)	23-2976562 (I.R.S. Employer Identification No.)

1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19380

(Address of principal executive offices)  (Zip Code)

 (610) 436-8089

(Issuer's Telephone Number, Including Area Code)

Securities register pursuant to Section 12(g) of the Exchange Act:

Title of Class

Common Stock ($0.0001 par value)

i

Explanatory Note

As used herein, the terms “Company,” “we,” “our” and “us” refer to ComCam International, Inc., and its predecessor, unless the context indicates otherwise.

This registration statement has been prepared on a prospective basis on the assumption that ComCam, Inc., the Company’s parent, will effect a distribution of 100% of the shares of our common stock to the shareholders of ComCam, Inc., on a pro rata basis. There can be no assurance, however, that this transaction will occur at all or as anticipated. Any significant modifications or variations in the anticipated distribution will be reflected in an amendment or supplement to this registration statement, and reflected in the information statement to be filed with the Securities and Exchange Commission (“Commission”) and delivered to the shareholders of ComCam, Inc., in connection with the distribution.

The Company is voluntarily filing this registration statement with the Commission to become a “reporting issuer” under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and may seek public quotation on the Over the Counter Bulletin Board (“OTCBB”) of the National Association of Securities Dealers, Inc. (NASD®). The NASD requires companies that seek quotation on the OTCBB to be “reporting issuers.” Being a “reporting issuer” may also provide us with certain advantages when seeking future business opportunities.

This registration statement contains forward looking statements including statements regarding, among other items, our business. These forward looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of factors described in the “Risk Factors” section beginning on page 11 of this registration statement, and other factors not described herein.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Corporate Organization

The Company was incorporated as “Embedded Technology Group Inc.” on September 18, 1998, in the State of Delaware. Our name was changed to “ComCam International, Inc.” on February 19, 1999. On June 3, 2002, the Company was acquired by ComCam, Inc. and has since operated as a wholly owned subsidiary of ComCam, Inc.

ComCam, Inc. is a Business Development Company that functions as an incubator of original and third-party technologies for the purpose of developing innovative products. The board of directors of ComCam, Inc. decided to “spin-off” the Company in order to separately focus the attention of the financial community on our business, with the intention of improving the Company’s access to financing.

The Company’s principal place of business is located at 1140 McDermott Drive, Suite 200, West Chester, Pennsylvania, 19380, and our telephone number is (610) 436-8089.

The Company’s registered agent is Delaware Registry Ltd., 3511 Silverside Road, Suite 105, Wilmington, Delaware, 19810.

Business

Summary

The Company’s mission is to become a leader in the digital video camera and software industry as a pioneering developer and provider of Internet Protocol wired and wireless video products and solutions.

Internet Protocol (“IP”) is the procedure for regulating the transmission of data over a network, be that a local area network or the internet. Our IP video products are designed to work efficiently over a network, whether the network is connected by cable or over a wireless connection, by breaking up data into small transmittable units which are then reassembled on the receiving end.

Products

The Company was responsible for introducing the world’s first wireless camera networking system using the current wireless standard, as well as developing the world’s smallest IP network recording device.

Since that time we have directed our efforts toward an integrated camera system utilizing IP technology, which allows for video monitoring and remote control of the camera over the internet. Basically, we have developed a high-tech camera and recorder that can be accessed from almost anywhere. Our core technology is based on a computing platform complete with an operating system, firmware (which is software embedded into hardware), software applications, and development tools.

The Company’s video networking system is comprised of proprietary hardware (namely our “COMCAM Series 10” cameras and micro-servers) and software (including the “C3” and “Pocket C3”), and other components that are programmable and can be reconfigured to integrate a wide variety of complementary applications. Our competitive features include:

|X| high performance with low-power consumption;

|X| proprietary, low bandwidth compression ;

|X| frame-by-frame encryption; motion-detection, access-control and other software capabilities; and

|X| multiple input/output ports.

All of our products use flexible viewer/recorder software that runs on PCs, handheld personal digital assistants (“PDAs”) and cell phones. The operating platform is a hardware and software solution which can integrate old-style analog systems with next-generation IP surveillance/security applications.

Markets

The target for our next-generation video products, solutions, and services is the growing global market for fixed and mobile security applications over a wide range of uses. Applications include telemedicine, transportation monitoring, process control and customized solutions in high-margin specialty and mass-market sectors within corporate, government, and residential markets.

During 2005, we sold a limited quantity of units which were primarily used for testing purposes. Our customers have included certain United Stated Governmental agencies as well as private firms. Our marketing goal is to procure government contracts, expand our commercial business and, in the future, penetrate the retail market.

The Security Surveillance Industry

Since the beginning of the new century there have been repeated calls for improvement in every day security measures. The immediate result of this concern has been a significant increase in the demand for effective security systems. Both face-recognition software and video-monitoring surveillance systems are receiving considerable attention in terms of what technology can do to manage security environments more effectively.

The security surveillance and monitoring industry is large and fragmented with no dominant leader. Providers are comprised of thousands of manufacturing, distribution, and installation/service companies engaged in the task of safeguarding public and/or private facilities, personnel, and assets. The threat of terrorism, higher crime rates, and computer vulnerability all have had an effect on creating a growing demand for security related products. Among the services and products available are access control and identification programs, alarm systems, biometrics, surveillance equipment, computer security, home automation, integrated systems, intrusion alarms with monitoring, and GPS mobile securities.

Over the last 20 years, video monitoring and surveillance applications have been served by analog technology, which requires heavy maintenance, does not offer remote accessibility, and is notoriously difficult to integrate with other information technology systems. In addition, searching for a sequence on videotape has traditionally taken hours of playback and searching. Despite these drawbacks, analog technology was popular within the security markets. Until recently, video in security applications was primarily used to provide raw data. However, new technology enables more precise information, making it possible to communicate, make decisions, and activate an immediate response to any perceived threat. Advances in communication technologies now make it easier to convert video into valuable real-time or time-lapsed information. Digital cameras today can be plugged into a standard computer network and offer greater performance and reliability than analog cameras. Large video archives can now be easily stored. Importantly, digital video archives can be indexed and specific video clips located quickly and easily. New product introductions or enhancements, declining market prices for component parts and products, and competing or overlapping systems and technologies characterize the dynamic nature of the security surveillance industry today. The potential for the burgeoning digital video market is evident as the industry makes the transition from analog to digital technology.

New Technology

The rapid growth of video monitoring surveillance has fostered a technology revolution from analog to digital format and the use of IP networks to enable the distribution of video over the Internet. In addition, the rapid adoption of wireless capabilities on laptop computers, cell phones, PDAs, and other devices has expanded the mobile computing environment. A new technology, the IP-surveillance solution, creates digitized video streams that, when transferred via a computer network either over a wire line or wirelessly, enable remote monitoring from almost anywhere in the world.

IP-surveillance enables users to develop an open digital surveillance system by providing solutions for converting analog images into an easily distributable digital format. The high-resolution digital images can be viewed, stored, or transferred anywhere on a computer network. IP-surveillance has enormous performance advantages over analog video monitoring systems as well as substantial cost savings, which include:

|X| Faster installation and step by step implementation;

|X| Lower maintenance costs;

|X| Decreasing digital technology prices;

|X| Capacity for integration; and

|X| Remote accessibility that decreases costs.

The networking video system utilized by the Company is a hardware and software solution that integrates existing analog as well as next-generation IP-surveillance and security applications. This technology has come about as a result of our multi-disciplinary research and development effort combining video systems design with related software products.

Hardware Products: the COMCAM 10 Series

A traditional commercial digital video system incorporates three components: (1) the camera or video-capture device, (2) the player or video-display device, and (3) the server, storage medium, or data-management device. The Company assembles all three components and offers them as one integrated system, the COMCAM 10 series.

The COMCAM 10 series uses technologies for video capture, compression, analysis, and transmission capabilities. COMCAM 10 technology works in all wired and wireless networks, including the Internet. COMCAM 10 operates to licensed standards (e.g., cellular phones) and unlicensed standards (e.g., the IEEE 802.11b Wireless standard and Bluetooth). The COMCAM 10 series product compatibility represents a competitive advantage since it can be deployed in over one hundred countries around the world.

Compression is the key factor for effective IP-surveillance. The COMCAM 10 system operates in digital format with a very sophisticated video compression technology that achieves a 300 to 500 percent improvement over the leading conventional compression solution JPEG and is more dynamic than MPEG.

Sophisticated software, embedded in the COMCAM 10 camera and micro-server, compresses and manages the broadband video-signal in real-time before transmitting it either via a wire line or wirelessly. Video entering the device’s IDNC network processor is converted to digital data, compressed, and formatted for local storage or direct transmission to a network server. As a storage medium, the Company’s COMCAM 10 server compresses video signals and provides the option of storing data for further usage and analysis either within the camera, on a local PC or on a central network server. The COMCAM 10 enables easy data trans-coding to any data format which facilitates fast transmission to a variety of devices, such as cell phones, PDA’s, etc.

The Company’s technology operates with minimal power consumption, enabling the use of solar panels as a power source for full functionality in remote locations such as weather stations and border crossings.

The COMCAM 10 series captures and stores live video feeds locally on a hard drive inside the camera for delayed or immediate transmission of video to a receiver for playback or storage over any telecommunications network.

Software Products: the C3 and Pocket C3

The Company offers five recently upgraded software products that work in concert with our custom hardware platform, the most important of which are the “Camera Control Centers” — the C3 and the Pocket C3. The C3 brings control room video to laptops to international customers in seven languages. Pocket C3 extends our proven network security applications and surveillance software to the PDA and smart-phone market sectors.

Video data can be transmitted over standard networks using any type of transmission media, such as Ethernet, wireless LAN, or conventional dial-up phone lines. Data is then received by a computer running the Company’s viewer program, the C3 or Pocket C3, which decodes and decompresses the images for viewing or archiving. The C3 and Pocket C3 can also be used to send proprietary user commands back to the COMCAM 10 through the same path used to transmit the video data. Commands are decoded by the COMCAM 10 and can be used to control remote devices such as pan/tilt/zoom camera domes and door locks. The Company’s unique management software modules can serve as stand-alone applications or browsers that can facilitate customization (i.e., translations) by local resellers, as well as interfacing to third-party and nonstandard devices like the Compaq I-PAQ and Symbol MC-50, both of which are PDAs which can be used as monitors and controls for our devices.

New Products

On March 21, 2006, we announced the production of a new camera, the CF-130, which has a resolution of 1.3 mega pixels and delivers crisp, uncompressed, digital video over long distances previously unattainable by conventional camera systems. The CF-130 has both night and day capability. Higher resolution models will be introduced later in 2006.

On April 5, 2006, we announced the release of a facial recognition system breakthrough, Intelligent Video Analysis, which provides high accuracy with minimal data requirements and low bandwidth video. The efficient, scalable architecture allows a single recognition server to manage large numbers of cameras over standard networks. Intelligent Video Analysis is the first result of a collaborative effort between us and Alparysoft Inc. of Tomsk, Russia.

We introduced both the CF-130 and the Intelligent Video Analysis system at the ISC West security exposition in Las Vegas on April 5-7, 2006, the 78th Annual AAAE Conference and Exposition in San Diego on April 23-26, 2006, and the GovSec Conference and Exposition in Washington D.C. on April 26-27.

Manufacturing

Until the fourth quarter of 2005, we had several manufacturing arraignments but were unable to secure production continuity. However, on October 27, 2005, we announced that we had begun manufacturing with Pennsylvania-based Strategic Manufacturing Technologies, Inc. (“Strategic”), located at 505 Trestle Place, Downingtown, Pennsylvania, 19353. We have no manufacturing agreement in place. Based on our purchase orders, Strategic obtains the necessary computer and camera components from source suppliers such as Motorola, Inc., and Analog Devices, Inc. Strategic then uses these components to manufacture and assemble our camera systems. Following Strategic’s manufacturing process, we perform any needed final assembly in-house. Our customers then install their purchased units and we provide ongoing technical support.

The Company has begun a limited but scheduled delivery of its products from Strategic. Historically, we have had a time lag between purchases and delivery of our product. However, since our first purchase from Strategic, we have ordered between 50 and 200 units per month and are now able to stock our products for immediate distribution.

Customers

During 2005 and 2006, we sold limited quantities of units primarily for testing purposes, as well as provided consulting services and expert witness testimony. Our unrelated customers have included:

o Technology Service Corporation: they have purchased three video security systems and we have provided software expertise to as a part of a team for product integration;

o University of South Florida, St. Petersburg, working with the Coast Guard and the Department of Commerce: they have purchased ten video security systems for work on port system security vehicles;

o Fish and Richards, PC, San Diego, CA: we consulted for them in the capacity of an expert witness in a high-profile infringement case; and

o Strela-Development AG, Switzerland: for whom we have provided software development.

Our related customers have included:

o Pinnacle Electronic Systems, Inc., West Chester, PA: they have purchased two video security system and we have provided software consulting services with regard to two projects, the Federal Detention Center (Brooklyn, NY) and the Liberty Center (Philadelphia, PA).

Additionally, we have recently delivered video systems to the National Oceanic & Atmospheric Administration (Department of Commerce) and the State of Washington Fish and Wildlife Service.

Marketing and Sales Opportunities

The Company’s marketing and sales team operates from West Chester, Pennsylvania, and targets three market segments.

1.

We intend to sell our products and/or licenses for our core proprietary technology to original equipment manufacturers (“OEM”) as well as other key technology providers such as software developers and network systems operators who may in turn integrate our technology with their own branded products. Since 2002 we have been a supplier of original technology (e.g., COMCAM 10, C3) to the University of South Florida’s Center for Ocean Technology for the development of remotely operated underwater vehicles. The University of South Florida plans to offer these vehicles for sale to United States and European underwater agencies at which time we expect to enter into an agreement to serve as an OEM supplier.

2.

We supply qualified distributors and value added resellers (“VARs”) with a customer list who then incorporate the Company’s products as part of their sales efforts. Our qualified distributors and VARs are established companies with at least five years’ experience working in the surveillance industry, have IT experience, can perform local translating when necessary, and provide marketing, installation, service, and support.

3.

We sell directly to end-users, including government and commercial markets and plan to sell directly to residential users of video security applications. Notably, the residential market is underserved and has the highest long term growth rate potential in this sector of the industry.

Our marketing and sales advantage is due to the flexibility of our technological platform which lends itself to rapid integration with many third-party technologies including access control, biometric, radio frequency identification (RFID), chemical detection, and seismic detection. The Company’s suite of software products and tools can extend the performance and functionality of many products, especially in the area of remote control with video. We believe that the current CCTV (closed circuit television), access control, biometrics and digital communications markets are consolidating and that our technology may well be the glue that will integrate these markets.

Business Partners

The Company builds partnerships with a variety of manufacturers, systems integrators, and other companies. One of these partnerships is with Symbol Technologies, Inc. (“Symbol”), a leader in mobile computing, RFID, and scanning technology. The Company is a member of Symbol’s PartnerSelect program as an authorized reseller. Further, our Pocket C3 software has been tested on all Symbol’s mobile computers and received their Symbol PLUS validation for use on all Symbol devices. In their validation report, our software was deemed “very straightforward and simple to set up... [and] worked right out of the gate on all devices under test.” As such, we are beginning to focus on bundling our hardware and software with Symbol’s mobile computers for a simple, comprehensive, mobile security system.

On April 15, 2005, we entered into a Teaming Agreement with Technology Service Corporation, (“TSC”) an employee-owned, high technology company engaged in providing engineering services and specialized products to U.S. governmental agencies and private industry. TSC’s specialized products include sensor and subsystem prototype development and demonstration, electronic circuit board manufacture, test devices, computer applications for “radar siting,” geographic information services, and sensor/system modeling and simulation. We have combined TSC’s current technology with our own to provide a powerful web based satellite imagery application that allows the user to zoom down to a detailed ground level view where various devices produced by us deliver live video and sensor data. TSC is committed to including the Company as part of its corporate presentation and, where appropriate, in its bids on federal government and other projects.

The innovative Wireless Camera Surveillance System (“WCSS”), from Beacon Products, Inc. (“Beacon”), features our video network technology, which received recognition as the first fully integrated IP wireless surveillance system designed as an outdoor lighting fixture. Buildings Magazine, a national publication for owners and operators of commercial buildings, selected Beacon’s WCSS system as one of the “Top 100 Products of the Year 2003.” Electrical Construction & Maintenance Magazine named Beacon’s WCSS system “Product of the Year 2004” in its Safety and Security category. Our partnership with Beacon represents an anticipated sales channel. Beacon’s North American sales force is comprised of 700 representatives in numerous cities and municipalities. We have no agreement with Beacon but intend to renew an operational partnership with them.

We have also begun a cross licensing and joint development venture with Strela Development AG of Switzerland (“Strela”). The Company’s core technology is to be included in Strela’s HealthSourceOne platform of remote medical diagnostic products and services. Strela will, in turn, license our sensor technology for use in non-medical markets. We invoice Strela for periodic consulting services and have no formal agreement in place.

Competition

Competition within the international market for fixed and mobile commercial video cameras and other equipment communication systems is intense. While there is no dominant technological or business leader, there are many companies with greater financial resources and more established distribution channels than the Company. However, we offer a highly competitive video camera system that meets the requirements of both the commercial wired and wireless end-users, including the offering of a fully functional, compact wireless system for mobile and personal usage. Our products are distinguished by next-generation innovations that are both sophisticated and cost effective. Further, we believe that the Company has few direct competitors based on what we consider to be seven important product and industry characteristics:

|X| Flexibility: Programmable behavior; new algorithms and accessories at the video/control source;

|X| Video Features: Distinct video compression advantage vs. mainstream 300%-500% smaller than JPEG, more dynamic than MPEG;

|X| Physical Features: Adaptive power consumption - localized solar power capability;

|X| Network Features: Works on wireless networks and low bandwidth networks;

|X| Storage Features: Local storage and network balance;

|X| Software: Strong user and developer suite of software; and

|X| Barriers to Competition: Multidisciplinary R and D path, cross-disciplinary deployment.

As a specialized solutions integrator with a suite of hardware and software products, the Company faces current and prospective competitors from many sectors of the expanding video networking and security market – and we find ourselves working with apparent competitors to complement a limitation in the competitor’s solution-solving capabilities.

In general, competitors include many companies from key sectors of the video networking and security market, including: hardware (e.g., camera and digital video recorder), software (e.g., analysis, access control), networking (e.g., WiFi, cell) and specialized solutions (e.g., data integration, data management). However, our principal competitors are camera manufacturers and/or suppliers that offer increasingly more sophisticated products, including Internet Protocol capabilities. The competition falls into the following broad categories:

|X| Leading security camera companies: these include Axis Communications, Pelco, Pixord, Mobotix AG and others that supply a diverse product line of cameras, digital video recorders and other products;

|X| Integrated conglomerates with products that include security cameras: these includes Siemens/Bosch, Philips, Sony, GE, JVC, Sanyo and others that provide a full line of cameras and related accessories; and

|X| “Boutique” camera and other security-industry equipment companies: these include LiveWare, ObjectVideo, DvTel, ioImage, IPIX and many others that offer specialized products.

Marketability

The global security market is in the midst of a transformation from first-generation analog to second-generation digital or software-based systems. Analog CCTV video camera technology connected to centralized control systems comprises the majority of first-generation video security applications. New digitally based security applications integrated with video security systems are emerging, which include access control, biometrics, RFID, chemical detection, seismic detection, and analytic capabilities like algorithmic facial recognition. The trend is moving toward security cameras integrated with digital applications.

The Freeman Report 2002 Remote & Networked Video Surveillance Market explains the trend as follows:

“The ability to convert systems from analog to digital platforms, the use of “intelligent” cameras, the development of superior compression techniques, the utilization of digital memory that enables fast information retrieval, and software innovations that facilitate object tracking and other advanced video management techniques are just some of the development innovations impacting the marketplace.”

The market’s transformation is potentially enormous. The Lehman Brothers 2004 Security Industry Report estimated the CCTV replacement market to second-generation systems would be $4 billion for 2005. The Lehman report also believes that current analog CCTV video security systems are being replaced or enhanced by software based IP platforms.

         Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts

Our software is developed in-house and licensed to customers in connection with sales of our hardware. We have secured copyright protection for our software.

We have no patents, trademarks, licenses, franchises, concessions, or royalty agreements associated with our products.

The Company is not subject to any labor contracts.

Governmental Regulation

The following information generally summarizes governmental approval and regulations that pertain to the Company’s operations.

The Company is subject to local, state and national taxation. Our fixed and mobile digital video cameras and communication systems must conform to local, national and international governmental authorities that set the regulations by which communications are transmitted within and across respective territories.

The FCC

Certain components within our products are required to meet Federal Communications Commission (“FCC”) approval, specifically for Classes A & B Digital Devices relating to Part 15, which is a common testing standard for products similar to our own. FCC Part 15 basically covers the regulations under which a device emits radio frequency energy by radiation, and the technical specifications, administrative requirements, and other conditions relating to the marketing of FCC Part 15 devices. Approvals as required in relation to Part 15 are obtained independently by suppliers of these components.

The FCC’s definition of a Class A Digital Device is one which is marketed for use in a commercial, industrial or business environment. Our COMCAM series 10 camera is a Class A Digital Device. However, since we sell our hardware products to system integrators, dealers and other third-party resellers who integrate our products into their own FCC approved video solutions, we are not required to obtain FCC approvals. Rather, each reseller secures its own FCC and/or other approvals.

The FCC’s definition of a Class B Digital Device is one which is marketed for use in a residential environment. Our cameras and micro-servers are not currently sold directly into the consumer market nor to our knowledge are they being deployed by third-party distributors and/or resellers in a residential environment within the United States.

Although we do not currently need to seek approval for our devices due to the particulars of our current sales and customer utilization, we do plan to produce a new generation of cameras and accompanying microservers for which we will seek appropriate FCC approval. In order to obtain FCC approval we will provide the FCC with examples of this new generation of products which will be subjected to a series of standardized radiation tests. Sufficient test results will cover our products with the FCC’s approval.

International Regulation

Outside the FCC’s jurisdiction we have integrated our products successfully within existing governmental regulation and are confident that any changes in governmental regulations can be met in relation to our core technology. Compliance with localized government regulation is made incumbent on our distributors and resellers. Our Japanese distributor, Multi-Media 21 Co. Ltd. has sold our products in Japan since 2000 in accord with local regulatory standards. Our distributor for the Commonwealth of Independent States, Alparysoft Inc., is in the process of complying with adoption requirements for our products within their territory.

Environmental Laws

The Company is not currently affected by compliance with any environmental laws. However, lead danger has historically been an issue in high-tech industries. RoHS, short for Restriction of Hazardous Substances, also known as Lead-Free, is a European Union directive from 2002 which restricts the use of six hazardous materials found in electronic products. All electronic products sold in the EU market after July 1, 2006, must pass RoHS compliance. Further, the need to comply with RoHS type directives is evolving globally. Japanese manufacturers have been reducing lead levels since the beginning of the millennium and, in the United States, California has already passed legislation to fall in line with the EU RoHS timescales.

To satisfy lead related requirements as they expand in our customer’s states and countries, we may need to substitute different components into our hardware. These replacement components will need to contain less of the hazardous materials which are finding their way into the world’s landfills.

Research and Development

We are involved on an ongoing basis in research and development activities related to improving the capacity and performance of our products. During the three month period ended March 31, 2006, we spent $9,396 on research and development activities. During the twelve month periods ended December 31, 2005 and 2004 we spent $251,045 and $126,416 respectively. We expect to increase research and development expenditures as our business develops.

Risk Factors

The Company’s operations and securities are subject to a number of risks. Below we have identified and discussed the material risks that we are likely to face. Should any of the following risks occur, they will adversely affect our operations, business, financial condition and/or operating results as well as the future trading price and/or the value of our securities.

Risks Related to the Company’s Business

THE COMPANY’S ABILITY TO CONTINUE AS A GOING CONCERN IS IN QUESTION

The Company’s auditors included an explanatory statement in Note 2 of their report of financial statements for the years ended December 31, 2005 and 2004, stating that there are certain factors which raise substantial doubt about the Company’s ability to continue as a going concern. These factors include limited revenue generating activities in place, and losses since inception.

THE COMPANY HAS A HISTORY OF LOSSES AND MAY INCUR LOSSES FOR THE FORESEEABLE FUTURE

The Company had an accumulated deficit of $4,110,076 as of December 31, 2005, which increased to $4,283,172 as of March 31, 2006. We do not expect to achieve profitability in the next twelve months and can provide no assurances that we will ever achieve profitability or in the event that we do achieve profitability that we will be able to sustain that profitability over time.

IF THE COMPANY DOES NOT GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS AND IS UNABLE TO OBTAIN ADDITIONAL CAPITAL TO OPERATE ITS BUSINESS, WE MAY NOT BE ABLE TO EFFECTIVELY CONTINUE OPERATIONS

As of December 31, 2005, the Company had a working capital deficit of $2,448,088, which increased to $2,619,948 as of March 31, 2006. We do not expect to generate sufficient cash flow from operations to cover our expenditures until 2008. Until the point at which cash flow from operations match’s expenditures we will have to obtain additional working capital from debt or equity placements to effectively continue our operations. However, we have no commitment for the provision of additional working capital. Should we be unable to secure additional capital to cover our short fall in cash flow, such condition would cause us to reduce expenditures which could have a material adverse effect on our business.

THE COMPANY MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS

We have historically had difficulty producing our products because of cash flow shortages. Though we have recently resumed the production of our products, our future success depends in a significant part on our ability to evolve our hardware and software and to develop and introduce new products and technologies in response to market demands. If adequate funds are not available, the Company’s ability to develop or enhance products and services or otherwise respond to competitive pressures would be significantly limited.

THE VIDEO MONITORING SURVEILLANCE INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND THE COMPANY’S PRODUCTS COULD BECOME OBSOLETE AT ANY TIME

Evolving technology, updated industry standards, and frequent new product and service introductions characterize the video surveillance market; our products could become obsolete at any time. Competitors could develop products similar to or better than our own, finish development of new technologies in advance of the Company’s research and development, or be more successful at marketing new products, any of which factors may hurt our prospects for success.

THE MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS IS CRITICAL TO THE COMPANY'S GROWTH

The Company generates revenue from the design and sale of video surveillance systems; therefore, market acceptance of our products is critical. If our customers do not accept or purchase our products, then our revenue, cash flow and/or operating results will be negatively impacted.

THE COMPANY COMPETES WITH LARGER AND BETTER-FINANCED CORPORATIONS

Competition within the international market for fixed and mobile commercial video cameras and other equipment communication systems is intense. While the Company’s products are distinguished by next-generation innovations that are more sophisticated, flexible and cost effective than many competitive products currently in the market place, a number of entities offer video surveillance systems, and new competitors may enter the market in the future. Some of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do, including well known multi-national corporations like Sony and JVC.

THE COMPANY DEPENDS UPON ONE MANUFACTURER AND LIMITED SOURCE SUPPLIERS

The Company relies on Pennsylvania-based Strategic Manufacturing Technologies, Inc., to procure components and to manufacture our video surveillance systems. Our components are purchased for us from such source suppliers as Motorola, Inc., and Analog Devices, Inc. We anticipate that the Company will continue to depend upon one or few manufacturers as well as a limited number of source suppliers, which reliance reduces the level of control we have and exposes us to significant risks such as inadequate capacity, late delivery, substandard quality and higher prices, all of which could adversely affect the Company’s business. We currently have no agreement with Strategic Manufacturing Technologies, Inc. for the manufacture of our video surveillance systems.

If our suppliers were unable to provide parts in the volumes needed or at an acceptable price, our manufacturer and the Company would have to identify and qualify acceptable replacements from alternative sources of supply. If the Company was unable to obtain these components in a timely fashion, it would likely not be able to meet demand. Any disruption of either component procurement or manufacturing delays could adversely affect the Company’s results of operations.

OUR CHIEF EXECUTIVE OFFICER MAY NOT BE ABLE TO OFFER HIS UNDIVIDED ATTENTION TO THE COMPANY FOLLOWING THE ANTICIPATED DISTRIBUTION

We anticipate the distribution of our shares to the shareholders of ComCam, Inc. at which time Don Gilbreath, will continue to serve as our the chief executive officer and as the chief executive officer of ComCam, Inc. Mr. Gilbreath’s dual responsibilities will cause him to divide his time between two corporations with disparate interests. Currently, Mr. Gilbreath devotes significant time to the marketing of our products and services. However, subsequent to the distribution ComCam, Inc. will seek out unrelated business opportunities in the technology sector which pursuit will reduce the amount of time Mr. Gilbreath currently spends on the development of our business.

THE COMPANY'S SUCCESS DEPENDS ON THE COMPANY'S ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL

The Company’s future success will depend substantially on the continued services and performance of Don Gilbreath and other key personnel. We have relatively few senior personnel, and so the loss of the services of Don Gilbreath or any other key employees could have a material adverse effect on the Company’s business prospects, financial condition and results of operations. Our future success also depends on the Company’s ability to identify, attract, hire, train, retain and motivate technical, managerial and sales personnel. Competition for such personnel is intense, and we cannot assure that we will succeed in attracting and retaining such personnel. Our failure to attract and retain the necessary technical, managerial and sales personnel could have a material adverse effect on our business prospects, financial condition and results of operations.

MISAPPROPRIATION OF PROPRIETARY RIGHTS OR CLAIMS OF INFRINGEMENT OR LEGAL ACTIONS RELATED TO INTELLECTUAL PROPERTY COULD ADVERSELY IMPACT THE COMPANY’S FINANCIAL CONDITION

The Company’s success depends significantly on protecting proprietary technology. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology or products. Monitoring unauthorized use of the Company’s technology is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

In addition, from time to time, third parties may assert patent, copyright, trademark and other intellectual property rights claims against us with respect to existing or future products or technology. If there is a successful claim of infringement and the Company fails or is unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, the Company’s business and results of operations could be seriously harmed.

THE COMPANY’S BUSINESS IS SUBJECT TO GOVERNMENTAL REGULATIONS

International, national and local standards set by governmental regulatory authorities set the regulations by which communications are transmitted within and across respective territories. The Company’s fixed and mobile digital video cameras and communication systems are subject to such regulation in addition to national, state and local taxation. Our products may be required to meet Federal Communications Commission approval, specifically for Classes A & B of Part 15 for the telephone related applications of our hardware products. Although the Company successfully operates within current governmental regulations it is possible that regulatory changes could negatively impact our operations and cause us to diminish or cease operations.

THE COMPANY’S PRODUCTS ARE SUBJECT TO ENVIRONMENTAL LAWS

New hazardous materials restrictions have been and are being sought in numerous jurisdictions worldwide. As these restrictions take effect, the Company may need to change the components it uses in certain key products. These components may be difficult to procure or more expensive than the components we currently use. As such, current and future environmental regulations could negatively impact our operations.

Future Risks Related to the Company’s Stock

THE COMPANY WILL NEED TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS WHICH COULD ADVERSELY AFFECT OUR SHAREHOLDERS

The Company will need to raise additional capital to fund operations until such time as our revenues match our expenditures. We expect that revenue will match expenditures in 2008. Until the point at which cash flow from operations match’s expenditures we will have to realize up to $3,000,000 in additional capital for operations. Capital realized would be used for research and development expenses, marketing costs and general and administrative expenses. However, we have no commitment from any source of financing to provide us with this necessary additional capital. Should we secure a commitment to provide us with capital such commitment may obligate us to issue additional shares of the Company’s common stock or warrants or other rights to acquire common stock which will result in dilution to existing shareholders. Nonetheless, if we are unable to obtain additional capital, then we will need to restrict or even cease operations, which action would adversely affect our shareholders.

THE COMPANY HAS SECURED FINANCING WHICH COULD NEGATIVELY IMPACT OUR SHAREHOLDERS

In June of 2005, the Company procured a loan from ACC Investors. The loan was secured by a convertible promissory note (“Note”) for a total of $1,100,000 at an interest rate of 8% per annum. The terms of the Note allow ACC Investors to convert the principal amount into 33% of the common shares of the Company, taking into account the conversion and 55% of the interest of the Note into common shares of the Company after the completion of the share distribution of the Company’s common stock. Additionally, the agreement with ACC Investors, includes warrants to purchase shares of common stock up to 22% of the shares outstanding immediately prior to the conversion of the Note. If the Note is converted into shares, the conversion will dilute existing shareholders. If the loan is paid in cash, the repayment will deplete funds intended for our marketing plan and research and development goals.

If ACC Investors exercises all of its warrants and converts the principle of the Note into shares of Company stock, ACC Investors will own 4,112,039 or 47.74% of the issued and outstanding shares, 1,269,616 of which are 22% of the current 5,770,980 outstanding shares, and 2,842,423 of which are 33% of the 8,613,403 post-Note conversion shares. Additionally, ACC Investors may convert up to 55% of the accrued interest into shares of Company stock. This ownership would give ACC Investors significant influence over the Company’s policies and affairs and may put ACC Investors in a position to determine the outcome of corporate actions requiring stockholder approval. These actions may include, for example, the election of directors, the adoption of amendments to our corporate documents and the approval of mergers and sales of our assets.

THE COMPANY MAY ATTEMPT TO QUOTE ITS STOCK ON THE OTCBB

The Company has no public trading market for its shares, and we cannot represent to you that a market will ever develop. Nonetheless, we do intend to seek a quotation on the OTCBB. However, there can be no assurance that we will obtain a quotation on the OTCBB or that obtaining a quotation will generate a public trading market for our shares.

Further, if we obtain a quotation on the OTCBB, this may limit our ability to raise money in an equity financing since many institutional investors do not consider OTCBB stocks for their portfolios. Therefore, an investors’ ability to trade our stock might be restricted as only a limited number of market makers quote OTCBB stock. Trading volumes in OTCBB stocks are historically lower, and stock prices for OTCBB stocks tend to be more volatile, than stocks traded on an exchange or the NASDAQ Stock Market. We may never qualify for trading on an exchange or the NASDAQ Stock Market.

THE COMPANY’S STOCK PRICE COULD BE VOLATILE

Should a public market for our shares develop, the future market price could be subject to significant volatility and trading volumes could be low. Factors affecting the Company’s market price will include:

o the Company's perceived prospects;

 o negative variances in our operating results, and achievement of key business targets;

 o limited trading volume in shares of the Company's common stock in the public market;

o sales or purchases of large blocks of our stock;

o changes in, or the Company's failure to meet, earnings estimates;

o changes in securities analysts' buy/sell recommendations;

o differences between our reported results and those expected by investors and securities analysts;

o announcements of new contracts by the Company or our competitors;

o announcements of legal claims against us;

o market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;

o developments in the financial markets;

o general economic, political or stock market conditions.

In addition, our future stock price may fluctuate in ways unrelated or disproportionate to our operating performance. The general economic, political and stock market conditions that may affect the market price of the Company’s common stock are beyond our control. The market price of the Company’s common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

THE COMPANY'S STOCK IS A PENNY STOCK AND, THEREFORE, THE COMPANY'S SHAREHOLDERS MAY FACE SIGNIFICANT RESTRICTIONS ON THEIR STOCK

The Company’s stock differs from many stocks in that it is a “penny stock.” The Commission defines a penny stock in Rule 3a51-1 of the Exchange Act as, generally speaking, those securities which are not listed on either NASDAQ or a national securities exchange and are priced under $5, excluding securities of issuers that (a) have net tangible assets greater than $2 million if they have been in operation at least three years, (b) have net tangible assets greater than $5 million if in operation less than three years, or (c) average revenue of at least $6 million for the last three years. OTCBB securities are considered penny stocks unless they qualify for one of the exclusions.

The Commission has adopted a number of rules to regulate penny stocks. These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-9 under the Exchange Act. Since our securities constitute a “penny stock” within the meaning of the rules, the rules would apply to us and our securities. The rules may further affect the ability of owners of shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Shareholders should be aware that, according to the Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include:

o control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

o manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

o "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

o excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

o the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Employees

The Company has four (4) full time employees and three (3) part time employees with four (4) individuals who work as independent consultants. The Company also uses consultants, attorneys, and accountants, and will engage additional full-time employees as such are required. The Company’s employees are as follows:

      Full-time:

      Don Gilbreath, President, CEO, CFO

      David Rosen, Vice President Corporate Development

     Carolyn Scheppner, Senior Software Engineer

     Andy Finkel, Senior Software Engineer

      Part-time:

      Louise Carroll, Office Manager

     Mike Rivers, Documentation

     Al Duncan, Operations

Reports to Security Holders

We are not required to deliver an annual report to security holders and we will not voluntarily deliver a copy of our annual report to the security holders. The Company is currently not a reporting corporation though we intend to file on Forms 10-KSB, 10-QSB, and all other forms that may be or become applicable to us. At that time the public will be able to read and copy any materials that are filed by us with the Commission at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The statements and forms which have been and will be filed by the Company with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site is www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.

Cautionary Statement

This discussion and analysis, this report, and the exhibits attached hereto contain forward-looking statements which include, without limitation, statements as to management’s good faith expectations and beliefs, which are subject to inherent uncertainties which are difficult to predict and may be beyond the ability of the Company to control. Forward-looking statements are made based upon management’s expectations and belief concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on the Company will be those anticipated by management.

The words “believes,” “expects,” “intends,” “plans,” “anticipates,” “hopes,” “likely,” “will,” and similar expressions identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements.

These risks and uncertainties, many of which are beyond the Company’s control, include (i) the sufficiency of existing capital resources and the Company’s ability to raise additional capital to fund cash requirements for future operations, (ii) uncertainties involved in the rate of growth of the Company’s business and acceptance of products and services, (iii) the ability of the Company to achieve and maintain a sufficient customer base to have sufficient revenues to fund and maintain operations, and (iv) general economic conditions. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

Readers are cautioned not to place undue reliance on these forward-looking statements which reflect management’s view only as of the date of this report. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, conditions or circumstances. For additional information about risks and uncertainties that could adversely affect our forward-looking statements, please refer to the “Risk Factors” beginning on page 11.

Overview

The Company is engaged in the ongoing development and sale of its Internet Protocol remote control platform cameras, micro-servers, associated software, and unique end-to-end network solutions. The Company’s fiscal year end is December 31.

Strategy

The Company aims to realize net cash flows by focusing on increasing our revenues and realizing additional debt or equity financing.

Increase of Revenues

The Company will focus on numerous domestic and international sales opportunities with businesses and organizations that have purchased our products in the past, including the following:

o        United States agencies: most of our units sold to U.S. agencies have been used for testing purposes, including (a) the Coast Guard and Navy which funded the University of South Florida for remote underwater operating vehicles and purchased 10 camera systems between 2002 and the present, (b) Naval Undersea Warfare Center who purchased 16 camera systems for classified purposes in 2003, (c) the
         FBI through Photech, Inc., who purchased 4 camera systems for undisclosed surveillance monitoring in 2004, (d) National
         Oceanic and Atmospheric Administration (Department of Commerce) and the Fish and Wildlife Service (Department of the
         Interior) who each purchased 1 camera system in October 2005, and (e) Department of Interior who purchased several camera systems in 2001 to secure certain historic buildings in Independence Park, Philadelphia; and

o        State agencies:  the Washington Fish and Wildlife Service purchased 1 camera system in October 2005; and

o        Various South America and North Africa integrators: port security and various wireless applications including two companies in Cartagena,
         Columbia, who purchased 8 professional lens camera systems in 2003 for testing in a port security project.

Additionally, the Company intends to pursue numerous new domestic and international sales opportunities to generate increased revenue, including the following:

o Siemens Maintenance Services. LLC, has included the Company in design bids for wireless configurations to commercial airports, municipal transportation departments and other venues; and

o Toshiba Corporation(Japan) has tested the Company’s technology on diverse applications including (i) solar-powered cell phone network systems for inhospitable, outdoor environments, (ii) remote equipment monitoring, (iii) medical tele-presence, and (iv) wearable devices for on-scene emergency technicians.

Though marketing overtures to both Siemans Maintenance Services. LLC, and Toshibia Corporation (Japan) have not resulted in sales to date, all of the above are examples of potential future customers that may contribute to an increase in the Company revenues. Additionally, the Company plans to implement an aggressive marketing and sales campaign to reach a broader market for our products.

Key features of the Company’s marketing plan include the following elements:

|X| Effectively differentiate the Company from ComCam, Inc. to focus solely on our position as a video security surveillance and wireless networking company;

|X| Retention of a professional investor relations / public relations firm to launch an aggressive re-branding awareness campaign targeted to both our core sales channels (e.g., security surveillance, video networking) as well as the investor community (e.g., market makers and research analysts). This campaign will be based on positioning the Company as a pioneer developer in the video wireless field; |

X| Revise corporate identify (e.g., logo), website and print materials: in line with overall repositioning of the Company, we will revise and refresh our core branding elements so as to maximize its positioning message as a technology leader not only in video surveillance but also toward wireless networking; and

 |X| Participate in industry shows and conferences.

While maintaining direct sales relations with many of its historic customers (e.g., University of Southern Florida and the United States Navy), the Company will focus its sales efforts to a network of strategic partnerships with select resellers. Through these efforts, the Company will be able to manage sales growth as well as take advantage of new opportunities including customized solutions that resellers bring to us.

Debt and Equity Financing

On June 22, 2005, ComCam, Inc. and the Company entered into a Securities Purchase Agreement (“ACC Agreement”) with ACC Investors that concluded a debt financing in the amount of one million one hundred thousand dollars ($1,100,000) in the form of a secured convertible promissory note, with attached warrants, that bears interest at 8% per annum (“Note”) due on or before September 30, 2006. The terms of the Note entitle ACC Investors to convert the principal amount into thirty-three percent (33%) of the common shares of the Company, taking into account the conversion shares, and fifty five percent (55%) of the interest accrued on the Note after the completion of a share distribution of our common stock to the shareholders of ComCam, Inc. The ACC Agreement also provides ACC Investors with warrants to purchase up to twenty two percent (22%) of the common shares of the Company. We have accrued interest of $67,989 on the Note as of March 31, 2006 which will increase to approximately $111,000 as of the due date and intend to pay interest due from revenue or additional debt or equity financings.

Proceeds from the loan from ACC Investors have been used for research and development efforts, the production of inventory, marketing and general working capital.

The Company’s financial condition and results of operations depend primarily on revenue generated from the sale of its products and the proceeds of certain financing efforts. Since we have a limited history of generating revenue, insufficient for maintain effective operations, we will continue to depend on the proceeds of financings to sustain us until such time as we realize net cash flows from operations.

Results of Operations

Revenues

Revenues for the three month period ended March 31, 2006, increased to $15,363 from $12,350 for the three month period ended March 31, 2005, an increase of 24%. This increase in revenue is primarily attributable to an increase in sales efforts previously hampered by our inability to procure manufacturing capacity for our products.

Revenues for the twelve month period ended December 31, 2005, increased to $86,469 from $39,797 for the twelve month period ended December 31, 2004, an increase of 117%. The increase in revenue over the comparative twelve month periods is attributable to the procurement of a manufacturing source, Strategic Manufacturing Technologies, Inc., in October of 2005. Since establishing a manufacturing source for our products we are now able to better focus our efforts on sales and marketing.

We do expect revenues to increase over future periods.

Losses

Net losses for the three month period ended March 31, 2006 increased to $173,096 from $153,628 for the three month period ended March 31, 2005, an increase of 13%. The increase in losses is primarily attributable to an interest expense on the ACC Investors loan.

Net losses for the twelve month period ended December 31, 2005, increased to $772,723 from $571,182 for the twelve month period ended December 31, 2004, an increase of 35%. The increase in net losses for the twelve comparative periods is primarily attributable to an increase in general and administrative expenses and research and development expenses. The Company expects to continue to incur losses through the year ended 2006. However, we expect that prospective increases in revenues combined with decreases in general and administrative expenses will offset research and development expenses.

We expect net losses to decrease over time.

Expenses

Cost of sales for the three month period ended March 31, 2006 increased to $1,226 from $0 for the three month period ended March 31, 2005. The cost of goods sold in the periods reflects the revenues from the sale of camera systems in the current period as compared to revenue from consulting services in the former period.

Cost of sales for the twelve month period ended December 31, 2005, increased to $36,442 from $5,180 for the twelve month period ended December 31, 2004, an increase of 604%. The increase in cost of sales can be attributed to costs associated with sales of the Company’s products in the most recent twelve month period as compared to sales of the Company’s products and consulting revenue in the prior twelve month period.

The Company expects the cost of sales to increase as sales increase with the shipment of more product over the next twelve months.

General and administrative expenses for the three month period ended March 31, 2006 increased to $157,560 from $129,428 for the three month period ended March 31, 2005, an increase of 22%. The increase in general and administrative expenses over the comparative periods is attributable to an increase in personnel costs, professional fees, and accounting expenses.

General and administrative expenses for the twelve month period ended December 31, 2005, increased to $627,287 from $477,998 for the twelve month period ended December 31, 2004, an increase of 31%. The increase in general and administrative expenses over the comparative twelve month periods is attributable to an increase in personnel costs, professional fees, accounting expenses, and costs attendant to financing activities.

The Company expects that general and administrative expenses will decrease over future periods.

Research and development expenses for the three month period ended March 31, 2006 decreased to $9,396 from $36,464 for the three month period ended March 31, 2005, a decrease of 74%.

Research and development expenses for the twelve month period ended December 31, 2005, increased to $251,045 from $126,416 for the twelve month period ended December 31, 2004, an increase of 99%. The Company attributes the increase in research and developments expenses over the comparative twelve month periods to an increase in the availability of capital to pursue research and development activities.

The Company expects that research and development expenses will increase in the near term as revenues increase and funds become available for these purposes.

Depreciation and amortization expenses for the three month period ended March 31, 2006 and 2005 were $1,236 and $0, respectively.

Depreciation expenses for the twelve month period ended December 31, 2005 and December 31, 2004 were $3,601 and $1,471 respectively.

Income Tax Expense (Benefit)

The Company has an income tax benefit resulting from net operating losses to offset any future operating profit.

Impact of Inflation

The Company believes that inflation has had a negligible effect on operations over the past three years. Further, the Company believes that it can offset any inflationary increases in the cost of components and third party manufacturing by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

Operations

Cash flow used in operations was $182,620 for the three month period ended March 31, 2006, as compared to cash flow used in operations of $127,450 for the three months ended March 31, 2005. Cash flows from operating activities for the three month period ended March 31, 2006 are primarily attributable to losses incurred from operations and expenses incurred through the increase in inventory.

Cash flow used in operations was $874,604 for the year ended December 31, 2005, as compared to cash flow used in operations of $900,543 for the year ended December 31, 2004. The decrease in cash flows used in operating activities in the most recent twelve month period can be attributed to the increase in a gain from the cancellation of debt, an increase in both account receivable and inventory, and a decrease in accounts payable and accrued expenses. The gain from the cancellation of debt were from amounts owed to five individuals for research and development and contracted labor costs, and for consulting services provided by the Company’s chief executive officer. The increases in accounts receivable and inventory were a result of the procurement of a manufacturer and the resulting receivables. The accounts payable are primarily due to our manufacturer and the accrued expenses are primarily associated with the ACC Investors’ loan.

The Company expects to continue to use cash flow in operating activities until such time as we can increase revenues and realize additional debt or equity funding.

Financing

Cash flow generated from financing activities was $0 for the three month period ended March 31, 2006 and $126,174 for the three month period ended March 31, 2005. The Company expects to generate additional cash flow from financing activities in future periods.

Cash flow generated from financing activities was $1,141,452 for the year ended December 31, 2005, as compared to cash flow generated from financing activities of $901,929 for the year ended December 31, 2004. Cash flow generated from financing activities in the current twelve month period can be primarily attributed to a Note from ACC Investors in the amount of $1,100,000 due on or before September 30, 2006. The terms of the Note entitle ACC Investors to convert the principal amount into thirty-three percent (33%) of the common shares of the Company and fifty five percent (55%) of the interest accrued over the term after the completion of a share distribution of our common stock to the shareholders of ComCam, Inc. We have accrued interest of $67,989 on the Note as of March 31, 2006 which will increase to approximately $111,000 as of the due date.

The Company expects to generate additional cash flow from financing activities in future periods.

Investing

No cash flow was used in investing activities for the three month periods ended March 31, 2006 or 2005.

Cash flow used in investing activities was $18,160 for the year ended December 31, 2005, as compared to cash flow used in investing activities of $0 for the year ended December 31, 2004. Cash flow used in investing activities in the current twelve month period is attributable to the purchase of property and equipment.

The Company expects to use cash flow in investing activities within the next twelve months.

Working Capital Deficit

As of December 31, 2005, the Company had a working capital deficit of $2,448,088, which increased to $2,619,948 as of March 31, 2006. The deficit is primarily attributable to notes payable and advances payable to ComCam, Inc. Our sources of funds for the year ended 2005 were revenue, advances from ComCam, Inc., and debt payable primarily to ACC Investors. We have no commitment from any source as to funds being available after the spin-off except those derived from revenues. However, we do intend to seek additional debt or equity funding to meet future shortfalls in working capital.

The Company expects that the scale of its operations will expand over the next twelve months from current levels as the manufacturing of our products has been reestablished enabling the us to redevelop sales. Nonetheless, the funding of operations for the next twelve months is crucial and cannot be assured. The Company’s revenues are insufficient to fund operations and the working capital deficit remains significant. Management understands that the Company has substantial need for significant capital to build its business. Should the Company be unable to obtain additional funds either through revenue increases or additional debt or equity funding, it may be forced to curtail or cease its activities.

Capital Expenditures

The Company spent $18,160 on capital expenditures for property or equipment during the year ended December 31, 2005, and nothing on capital expenditures in the three month period ended March 31, 2006. We have no current plans for the purchase or sale of any plant or equipment, outside of normal items to be utilized by office personnel.

The Company expects that it will continue to contract the manufacture of certain products during 2006.

Going Concern

The Company’s auditors have expressed substantial doubt as to the Company’s ability to continue as a going concern as a result of an accumulated deficit of $4,110,076 as of December 31, 2005, which increased to $4,283,172 as of March 31, 2006. Our ability to continue as a going concern is dependent upon the realization of a profit and /or funding from outside sources. The Company’s plan to address this going concern includes (i) realizing increased revenues from sales, (ii) seeking outside debt or equity funding from private placement sources, (iii) obtaining loans from shareholders as necessary, and (iv) converting outstanding debt to equity. Although we believe that the Company will be able to obtain the necessary funding to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

Critical Accounting Policies

In Note 1 to the audited, consolidated, financial statements for the years ended December 31, 2005 and 2004, we discuss those accounting policies that are considered to be significant in determining the results of operations and our financial position. We believe that the accounting principles which we utilize conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company generates revenue through the sale of its products to the private, commercial, industrial and governmental sectors for video surveillance, telemedicine, transportation monitoring, process control and customized solutions. Revenue from product sales is generally recognized at the time the product is shipped and invoiced and the collectibility of revenue is reasonably assured. We believe that revenue should be recognized at dispatch as title generally passes to the customer at the time of shipment.

Recent Accounting  Pronouncements

The FASB has issued Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The Company anticipates adopting SFAS No. 154 on December 1, 2006, and does not believe the adoption of this new accounting pronouncement will result in a material impact on the Company’s financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard (“FAS”) No. 123(R), Share-Based Payment, an amendment of FASB Statements No. 123 and 95. FAS No. 123(R) replaces FAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement requires companies to recognize the fair value of stock options and other stock-based compensation to employees prospectively beginning with the first interim or annual period of the first fiscal year beginning after December 15, 2005 for small business issuers, as deferred by the Securities and Exchange Commission. This means that the Company will be required to implement FAS No. 123(R) no later than the quarter beginning January 1, 2006. The Company currently measures stock-based compensation in accordance with APB Opinion No. 25, as discussed above. The Company anticipates adopting the modified prospective method of FAS No. 123(R) on January 1, 2006. The impact on the Company’s financial condition or results of operations will depend on the number and terms of stock options outstanding on the date of change, as well as future options that may be granted. However, the Company believes the adoption of FAS No. 123(R) will not have a material effect on the Company’s financial position and results of operations.

In March 2004, the FASB issued EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). The objective of EITF 03-1 is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. Management believes that the adoption of EITF 03-1 will not have a material impact on the Company’s financial condition or results of operations.

ITEM 3. DESCRIPTION OF PROPERTY

The Company leases 4,500 square feet of office space on a month to month basis in West Chester, Pennsylvania. Our lease costs were $12,250 for the three month period ended March 31, 2006. Our total annual lease costs were $49,000 in 2005. We believe that the space leased is generally suitable and adequate to accommodate current operations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of June 20, 2006, the Company had 5,770,980 shares of common stock issued and outstanding, 100% of which are owned by ComCam, Inc.

The following table sets forth certain information concerning the anticipated ownership of the Company’s common stock following the prospective conversion of the outstanding principal debt owed to ACC Investors into shares of our common stock with respect to: (i) each person known to the Company to become the beneficial owner of more than five percent (5%) of our common stock; (ii) all directors; and (iii) directors and executive officers of the Company as a group. Subsequent to the prospective conversion the Company will have 8,613,403 shares of common stock issued and outstanding.

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                    Name and Address               Title of Class    Number of Shares      % of Class
        ----------------------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------------------
           Don Gilbreath, CEO, CFO, principle          Common             613,588             7.12%
                 accounting officer and
                        director
                 1525 Tanglewood Drive
           West Chester, Pennsylvania, 19380
        ----------------------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------------------
                 Robert Betty, director
                    912 Carrie Lane                    Common             248,819             2.89%
           West Chester, Pennsylvania, 19383
        ----------------------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------------------
                 Albert White, director
                  420 Northwest Drive                  Common                0                  0%
              Silver Spring Maryland 20901
        ----------------------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------------------
                  ACC Investors, LLC*                  Common            2,842,423           33.00%
              1330 Avenue of the Americas
                       36th Floor
                New York, New York 10019
        ----------------------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------------------
                 Global ePoint, Inc.**
                 339 South Cheryl Lane                 Common             379,562             4.41%
           City of Industry,California 91789
        ----------------------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------------------
            Officer and Directors as a Group           Common             862,407            10.01%
        ----------------------------------------------------------------------------------------------------
*	Paul Higbee makes voting and investment decisions for ACC Investors. On June 22, 2005, the Company entered into a Securities Purchase Agreement with ACC Investors that concluded a debt financing in the amount of one million one hundred thousand dollars ($1,100,000) in the form of a secured convertible promissory note (“Note”). The terms of the Note entitle ACC Investors to convert the principal amount into thirty-three percent (33%) of the common shares of the Company. Paul Higbee uses ACC Investors’ address as his mailing address.

**	Toresa Lou makes voting and investment decisions for Global ePoint, Inc. In the event that ACC Investors does not convert the principal amount of the Note, Global ePoint, Inc. will be the beneficial owner of 6.7% of our common stock. Toresa Lou uses Global ePoint, Inc.‘s address as her mailing address.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The Company’s officers and directors as of June 20, 2006, who will serve until the next annual meeting, or until their successors are elected or appointed and qualified, are as follows:

       --------------------- -- ---------- -- ------------------------ -- ------------------------------------
               Name                Age                 Year                         Positions Held
                                                 Elected/Appointed
       --------------------- -- ---------- -- ------------------------ -- ------------------------------------
       --------------------- -- ---------- -- ------------------------ -- ------------------------------------

       Don Gilbreath               49                  1998               CEO, CFO, PAO and Director

       Robert Betty                50                  1999               Director

       Albert White                61                  2000               Director
       --------------------- -- ---------- -- ------------------------ -- ------------------------------------

Don Gilbreath — Mr. Gilbreath has served as a chief executive officer, chief financial officer, principal accounting officer, and director of the Company since September 18, 1998. He will serve until the next annual meeting of the Company’s shareholders or until his successor is elected.

Mr. Gilbreath has 24 years of experience in product development, engineering project management and specialized technical sales. He has provided specialized R&D expertise to General Electric, Johnson Controls, TCI, Standard & Poor’s, and Commodore International. He developed and launched or licensed over 30 products including musical instruments, multimedia players, and Internet access devices. Mr. Gilbreath has broad experience in directing international engineering teams, vendor negotiations, licensing, patents, offshore manufacturing and launching of innovative products to world markets. From 1987 to 1992 Mr. Gilbreath was Director of Product and Market Development for Commodore International Ltd. Among other responsibilities he was Chief Designer of CDTV, the world’s first consumer multimedia player under $1000. In addition, he created and developed OEM sales channels and vertical markets for Commodore’s complete line of microcomputers and peripherals. In 1990 Mr. Gilbreath was selected as delegate from the USA to the USSR for technology transfer of semiconductor and computer architecture. In 1993 he founded Gilbreath Systems Inc., an international contract engineering and product development firm, and from 1994 to 1997 served as CTO and VP Engineering for VIScorp, a Chicago-based company that designed and developed set-top boxes (pre-WebTV). In 1997, Mr. Gilbreath founded the Company.

Robert Betty — Mr. Betty was appointed as a director of the Company on February 19, 1999. He will serve until the next annual meeting of the Company’s shareholders or until his successor is elected.

Mr. Betty has over 22 years of experience in the electronics industry. From 1990 to 1994 he held various management positions for Maris Equipment Inc., rising to vice president of operations with responsibility for all P&L and a $63 million budget. He was the founder, in 1994, and is the current president of Pinnacle Electronic Systems Inc., a security systems integration firm located in West Chester, Pennsylvania. He has used his security systems expertise as project and/or operations manager for, among others, state prisons, a strategic oil reserve at Big Hill Texas, and five air bases located in Saudi Arabia to support the F5 Aircraft. Betty is a member of several management associations and holds numerous technical certificates.

Albert White – Mr. White was appointed as a director of the Company on January 5, 2000. He will serve until the next annual meeting of the Company’s shareholders or until his successor is elected.

Mr. White graduated from Columbia University with a Master of Business Administration and from the University of Denver with a Bachelor of Science/Bachelor of Arts in Marketing. Mr. White has held senior management positions with technology based companies, as the vice-president of Network Solutions, a Virginia based developer of internet addressing systems from 1989 to 1994, and as the senior vice president of RMS Technology, a New Jersey-based telecommunications provider, from 1994 to 1996. Since 1996 Mr. White has acted as a business and financial consultant to chief executive officers throughout North America and has provided entrepreneurial advice to both national and international clients. These include acting as Senior Consultant for Safeguard Scientific, Inc., Wayne, Pennsylvania (1997-1999); Managing Director of Promark International, LLC, Silver Spring, Maryland. (1997-2001); Financial Advisor to the chairman and founder of Johnson Research and Development, Atlanta, Georgia (2000-2001); and Chief Executive Officer of Excellatron Solid State, LLC, Atlanta, Georgia (2001- 2003). Mr. White currently provides business consultancy services in the areas of finance, marketing, acquisition/merger and real estate development in the Atlanta, Georgia and Washington D.C. area.

No other persons are expected to make any significant contributions to the Company’s executive decisions who are not executive officers or directors of the Company.

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. The Company may adopt a provision for compensating directors in the future.

Board of Directors Committees

The board of directors has not established an audit committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee’s responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company will be required to establish an audit committee.

The board of directors has not established a compensation committee.

ITEM 6. EXECUTIVE COMPENSATION

Except as set forth below, no compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the years 2005, 2004, and 2003. The following table provides summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by the Company’s current chief executive and financial officer from ComCam, Inc., the Company’s parent.

--------------------------- ------------------------------------- -------------------------------------------------------
                                    Annual Compensation                           Long Term Compensation
--------------------------- ------------------------------------- -------------------------------------------------------
----------------------------------------------------------------- ---------------------------- --------------------------
                                                                            Awards                      Payouts
----------------------------------------------------------------- ---------------------------- --------------------------
-------------------- -------- ---------- -------- --------------- ------------- -------------- ---------- ---------------
                                                                   Restricted    Securities
Name and Principal                                 Other Annual      Stock       Underlying    LTIP         All Other
Position              Year     Salary     Bonus    Compensation     Award(s)       Options      payouts    Compensation
                                 ($)       ($)         ($)            ($)          SARs(#)        ($)          ($)
-------------------- -------- ---------- -------- --------------- ------------- -------------- ---------- ---------------
-------------------- -------- ---------- -------- --------------- ------------- -------------- ---------- ---------------
Don Gilbreath,        2005     60,000       -           -              -              -            -            -
CEO, CFO and          2004        -         -           -          129,828**          -            -            -
Director*             2003        -         -         83,200           -              -            -            -
-------------------- -------- ---------- -------- --------------- ------------- -------------- ---------- ---------------

* Mr. Gilbreath entered into an employment agreement with the Company dated June 22, 2005. ** Mr. Gilbreath received Restricted Stock Award compensation from ComCam, Inc., totaling 3,342,852.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 22, 2005, the Company and ComCam, Inc. entered into a five year employment agreement with Don Gilbreath, our chief executive officer, chief financial officer and principal accounting officer, whereby Mr. Gilbreath receives an initial annual salary of $60,000 that will increase to $175,000 in the event the Company is both valued at $4,000,000 and receives more than $20,000,000 of cash proceeds from an equity financing.

The Company provides services and product to Pinnacle Electronic Systems, Inc., a company owned by Robert Betty, a director and shareholder of the Company. Revenue related to these services for the years ended December 31, 2005 and 2004 and cumulative amounts since inception were approximately $47,000, $1,000 and $183,000, respectively.

ComCam, Inc. has advanced the Company $1,186,258 since May 8, 2002, to cover operational expenses, including $41,452 for the year ended December 31, 2005, and $931,929 for the year ended December 31, 2004. The Company pays no interest on these amounts and has no terms for repayment.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company has one hundred million (100,000,000) shares of authorized common stock with a par value of $0.0001 per share, 5,770,980 of which shares are issued and outstanding.

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no pre-emptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

The Company has two million (2,000,000) shares of authorized preferred stock with a par value of $.0001 per share. There are no preferred shares are issued and outstanding.

The preferred stock may be issued from time to time in one or more series. The board of directors is authorized, by filing a certificate pursuant to the Delaware General Corporation Law, to fix or alter the designation, powers, preferences and rights of the share of each such series and the qualifications, limitations or restrictions thereof, including, without limitation, the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, and the liquidation preferences of any wholly unissued series of preferred stock, and to establish the number of shares constituting any such series, and to increase or decrease the number of shares of any series subsequent to the issuance of share of the series. Different series of preferred stock shall not be considered to constitute different classes of shares for the purpose of voting by class.

Convertible Promissory Note

The Company executed a secured convertible promissory note with ACC Investors, LLC, dated June 22, 2005, in the amount of $1.1 million due on or before September 30, 2006 at 8% per annum (“Note”) pursuant to the ACC Agreement. The Note enables ACC Investors to convert the principal of the Note into 33% of the common shares of the Company, taking into account the conversion, after the completion of a share distribution of the Company’s common stock to the shareholders of ComCam, Inc. The Note also enables the Company to convert 55% of the interest accrued on the principal into shares of our common stock. On conversion of the Note, ACC Investors is entitled to certain registration rights.

Warrants

The Company has granted warrants to ACC Investors to purchase up to the equivalent of 22% of our share issued and outstanding prior to any conversion of the Note delivered to ACC Investors pursuant to the Agreement. The warrant exercise price for 11% of the outstanding shares is $0.069 per share and the warrant exercise price for the remaining 11% of the outstanding shares is $0.087 per share. The warrants are exercisable on or after the distribution date but before the tenth anniversary of the date on which the Note is converted.

Transfer Agent and Registrar

The Company’s transfer agent and registrar is Liberty Transfer Co., 274 B New York Avenue, Huntington, New York, 11743.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No public market for the Company’s common stock currently exists.

Record Holders

As of June 20, 2006, ComCam, Inc., is the sole shareholder of 100% of the shares of the Company’s common stock. As required by the ACC Agreement, ComCam, Inc. will distribute 5,770,980 of the Company’s common shares on a pro rata basis to the shareholders of ComCam, Inc. The distribution date has not yet been determined. As of January 26, 2006, ComCam, Inc. had 71 shareholders of record. However, ComCam, Inc. believes that the number of beneficial owners of its common stock is substantially greater than the number of record holders since a portion of the outstanding common stock is held in broker “street names” for the benefit of individual investors.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the near future. The payment of dividends is within the discretion of the board of directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company’s ability to pay dividends on its common stock other than those generally imposed by applicable state law.

ITEM 2. LEGAL PROCEEDINGS

None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants as to accounting or financial disclosure over the two most recent fiscal years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by the Company within the last three years, including, where applicable, the identity of the person who purchased the securities, title of the securities, the exemption from registration relied upon and the date sold are outlined below.

On June 20, 2005 the Company executed a secured convertible promissory note (“Note”) in the amount of $1,100,000 due on or before September 30, 2006 bearing interest at 8% per annum payable to ACC Investors LLC, in connection with the ACC Agreement. The terms of the Note allow ACC Investors to convert the principal amount into 33% of the common shares of the Company, taking into account the conversion, after the completion of a share distribution of the Company’s common stock. The ACC Agreement also includes warrants to purchase shares of common stock up to 22% of the shares outstanding immediately prior to the conversion of the Note. The warrant exercise price for 11% of the outstanding shares will be $0.069 per share, and the warrant exercise price for the remaining 11% of the outstanding shares will be $0.087 per share. The Note was executed and the warrants were granted pursuant to exemptions from registration provided by Section 4(2) and Regulation D of the Securities Act of 1933, as amended (“Securities Act”).

The Company complied with the requirements of Section 4(2) by executing the Note and granting the warrants based on the following factors: (1) the offering was an isolated private transaction by the Company which did not involve a public offering; (2) only one entity was granted warrants and delivered a Note; (3) the offeree stated an intention not to resell the stock upon conversion of the Note and the prospective exercise of the warrants; (4) there were no subsequent or contemporaneous public offerings of warrants or promissory notes; (5) neither the Note or the warrants were broken down into smaller portions; and (6) the negotiations that led to the execution of the Note and the grant of the warrants took place directly between the offeree and the Company.

The Company complied with the requirements of Regulation D by executing the Note and issuing the warrants based on the following factors: (1) the Company offered less than $5,000,000 of the Company’s securities in the 12-month period; and (2) there no “non-accredited investors” entitled to the note and warrants.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the General Corporation Law of the State of Delaware (the “DECL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney’s fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such persons conduct unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines such person is fairly and reasonably entitled to indemnify for such expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company understands that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART F/S

Financial Statements

The Company’s financial statements for the periods ended March 31, 2006 and 2005, and the fiscal years ended December 31, 2005 and 2004, are attached hereto as F-1 through F-13.

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

INDEX

Report of Independent Registered Public Accounting Firm                                                      F-2

Balance Sheets                                                                                               F-3

Statements of Operations                                                                                     F-4

Statements of Stockholders' Equity (Deficit)                                                                 F-5

Statements of Cash Flows                                                                                     F-7

Notes to Financial Statements                                                                                F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders’ and Board
of Directors of ComCam International, Inc.

We have audited the accompanying balance sheet of ComCam International, Inc. (a development stage company), as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2005 and 2004 and the cumulative amounts since inception. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ComCam International, Inc. (a development stage company), as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 and the cumulative amounts since inception, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s revenue generating activities are not in place and the Company has incurred losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JONES SIMKINS, P.C.

Logan, Utah

April 10, 2006

                                           COMCAM INTERNATIONAL, INC.
                                           (A Development Stage Company)
                                                  BALANCE SHEETS

                                                                    March 31,          December         December
                                                                       2006            31, 2005         31, 2004
                           ASSETS                                  (Unaudited)        (Audited)        (Audited)
                                                                  ---------------    -------------   ---------------

Current assets:
     Cash and cash equivalents                                 $          73,317          255,937             7,249
     Accounts receivable, net                                             21,582           34,151             4,932
     Inventory                                                           100,679           55,293                 -
                                                                  ---------------    -------------   ---------------

          Total current assets                                           195,578          345,381            12,181

     Property and equipment, net                                          14,234           15,470               911
     Other assets                                                          4,106            4,106             4,106
                                                                  ---------------    -------------   ---------------

          Total assets                                         $         213,918          364,957            17,198
                                                                  ===============    =============   ===============

           LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
     Accounts payable                                          $         160,301          159,777           241,308
     Accrued expenses                                                     82,094           60,561                 -
     Advances payable to Comcam, Inc.                                  1,448,131        1,448,131         1,406,679
     Notes payable                                                     1,125,000        1,125,000            25,000
                                                                  ---------------    -------------   ---------------

          Total current liabilities                                    2,815,526        2,793,469         1,672,987
                                                                  ---------------    -------------   ---------------

Commitments and contingencies

Stockholders' deficit:
     Preferred stock, $.0001 par value; 2,000,000
      shares authorized, no shares issued and outstanding                      -                -                 -
     Common stock, $.0001 par value; 100,000,000 shares
       authorized, 5,770,980 shares issued and                               577              577               577
     Additional paid-in capital                                        1,680,987        1,680,987         1,680,987
     Deficit accumulated during the development stage                (4,283,172)      (4,110,076)       (3,337,353)
                                                                  ---------------    -------------   ---------------

          Total stockholder's deficit                                (2,601,608)      (2,428,512)       (1,655,789)
                                                                  ---------------    -------------   ---------------

          Total liabilities and stockholders' deficit          $         213,918          364,957            17,198
                                                                  ===============    =============   ===============

                    The accompanying notes are an integral part of these financial statements.

                                              COMCAM INTERNATIONAL, INC.
                                             (A Development Stage Company)
                                               STATEMENTS OF OPERATIONS

                                             Three Months Ended                    Year Ended
                                                 March 31,                        December 31,              Cumulative
                                       -------------------------------    -----------------------------
                                           2006              2005            2005             2004           Amounts
                                        (Unaudited)      (Unaudited)       (Audited)       (Audited)       (Unaudited)
                                       --------------    -------------    ------------    -------------    -------------

Revenues, net                       $         15,363           12,350          86,469           39,797          580,191
Cost of revenues                               1,226                -          36,442            5,180          103,107
                                       --------------    -------------    ------------    -------------    -------------

     Gross profit                             14,137           12,350          50,027           34,617          477,084
                                       --------------    -------------    ------------    -------------    -------------

Operating expenses:
   General and administrative                157,560          129,428         627,287          477,998        2,402,124
   Research and development                    9,396           36,464         251,045          126,416        2,367,006
                                       --------------    -------------    ------------    -------------    -------------

                                             166,956          165,892         878,332          604,414        4,769,130
                                       --------------    -------------    ------------    -------------    -------------

     Loss from operations                  (152,819)        (153,542)       (828,305)        (569,797)      (4,292,046)
                                       --------------    -------------    ------------    -------------    -------------

Other income (expense):
   Interest income                             1,485                -           7,812               10           12,820
   Interest expense                         (22,162)             (86)        (51,235)          (1,395)        (103,351)
   Gain on cancellation of debt                  400                -          99,005                -           99,405
                                       --------------    -------------    ------------    -------------    -------------

                                            (20,277)             (86)          55,582          (1,385)            8,874
                                       --------------    -------------    ------------    -------------    -------------

     Loss before provision for

       income taxes                        (173,096)        (153,628)       (772,723)        (571,182)      (4,283,172)

Provision for income taxes                         -                -               -                -                -
                                       --------------    -------------    ------------    -------------    -------------

     Net loss                       $      (173,096)        (153,628)       (772,723)        (571,182)      (4,283,172)
                                       ==============    =============    ============    =============    =============

Net loss per common share -
  basic and diluted                 $         (0.03)           (0.03)          (0.13)           (0.10)
                                       ==============    =============    ============    =============

Weighted average common
  shares - basic and diluted               5,771,000        5,771,000       5,771,000        5,771,000
                                       ==============    =============    ============    =============

                      The accompanying notes are an integral part of these financial statements.

                                                                    COMCAM INTERNATIONAL INC.
                                                                  (A Development Stage Company)
                                                          STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                          Period from January 1, 1999 (Date of Inception) to March 31, 2006 (Unaudited)
                                                                                                                                  Deficit
                                                                                                                                Accumulated            Total
                                                                                                              Additional         During the        Stockholders'
                                                  Preferred Stock                  Common Stock                Paid-in          Development            Equity
                                              -------------------------    -----------------------------
                                               Shares         Amount         Shares           Amount           Capital             Stage             (Deficit)
                                              ----------     ----------    ------------     ------------     -------------     ---------------     ---------------
Balance at January 1, 1999
 (date of inception)                                  -   $          -               -   $            -   $             -   $               -   $               -

Issuance of common stock for cash                     -              -       4,502,323              450           784,546                   -             784,996

Net loss                                              -              -               -                -                 -           (787,169)           (787,169)
                                              ----------     ----------    ------------     ------------     -------------     ---------------     ---------------

Balance at December 31, 1999                          -              -       4,502,323              450           784,546           (787,169)             (2,173)

Issuance of common stock for:
  Cash                                                -              -       1,072,370              108           733,979                   -             734,087
  Services                                            -              -         137,041               13           137,028                   -             137,041

Net loss                                              -              -               -                -                 -           (802,538)           (802,538)
                                              ----------     ----------    ------------     ------------     -------------     ---------------     ---------------

Balance at December 31, 2000                          -              -       5,711,734              571         1,655,553         (1,589,707)              66,417

Issuance of common stock for cash                     -              -          59,246                6            25,434                   -              25,440

Net loss                                              -              -               -                -                 -           (229,772)           (229,772)
                                              ----------     ----------    ------------     ------------     -------------     ---------------     ---------------

Balance at December 31, 2001                          -              -       5,770,980              577         1,680,987         (1,819,479)           (137,915)

                                           The accompanying notes are an integral part of these financial statements.

                                                                    COMCAM INTERNATIONAL INC.
                                                                  (A Development Stage Company)
                                                          STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                          Period from January 1, 1999 (Date of Inception) to March 31, 2006 (Unaudited)
                                                                                                                                  Deficit
                                                                                                                                Accumulated            Total
                                                                                                              Additional         During the        Stockholders'
                                                  Preferred Stock                  Common Stock                Paid-in          Development            Equity
                                              -------------------------    -----------------------------
                                               Shares         Amount         Shares           Amount           Capital             Stage             (Deficit)
                                              ----------     ----------    ------------     ------------     -------------     ---------------     ---------------

Balance at December 31, 2001                          -              -       5,770,980              577         1,680,987         (1,819,479)           (137,915)

Net loss                                              -              -               -                -                 -           (506,403)           (506,403)
                                              ----------     ----------    ------------     ------------     -------------     ---------------     ---------------

Balance at December 31, 2002                          -              -       5,770,980              577         1,680,987         (2,325,882)           (644,318)

Net loss                                              -              -               -                -                 -           (440,289)           (440,289)
                                              ----------     ----------    ------------     ------------     -------------     ---------------     ---------------

Balance at December 31, 2003                          -              -       5,770,980              577         1,680,987         (2,766,171)         (1,084,607)

Net loss                                              -              -               -                -                 -           (571,182)           (571,182)
                                              ----------     ----------    ------------     ------------     -------------     ---------------     ---------------

Balance at December 31, 2004                          -              -       5,770,980              577         1,680,987         (3,337,353)         (1,655,789)

Net loss                                              -              -               -                -                 -           (772,723)           (772,723)
                                              ----------     ----------    ------------     ------------     -------------     ---------------     ---------------

Balance at December 31, 2005                          -              -       5,770,980              577         1,680,987         (4,110,076)         (2,428,512)

Net loss (Unaudited)                                  -              -               -                -                 -           (173,096)           (173,096)
                                              ----------     ----------    ------------     ------------     -------------     ---------------     ---------------

Balance at March 31, 2006 (Unaudited)                 -   $          -       5,770,980   $          577   $     1,680,987   $     (4,283,172)   $     (2,601,608)
                                              ==========     ==========    ============     ============     =============     ===============     ===============

                                           The accompanying notes are an integral part of these financial statements.

                                                 COMCAM INTERNATIONAL, INC.
                                               (A Development Stage Company)
                                                  STATEMENTS OF CASH FLOWS
                                                    Three Months Ended                   Year Ended
                                                         March 31,                      December 31,            Cumulative
                                              -------------------------------    --------------------------
                                                  2006             2005             2005           2004           Amounts
                                               (Unaudited)      (Unaudited)      (Audited)      (Audited)       (Unaudited)
                                              --------------   --------------    -----------    -----------    --------------
Cash Flows from operating activities:
     Net loss                              $      (173,096)        (153,628)      (772,723)      (571,182)       (4,283,172)
     Adjustments to reconcile net loss to
       net cash used in operating activities:
              Depreciation                            1,236                -          3,601          1,471            45,383
              Stock compensation
expense                                                   -                -              -              -           137,041
              Gain on cancellation of
debt                                                  (400)                -       (99,005)              -          (99,405)
          (Increase) decrease in:
               Accounts receivable                   12,569          (6,451)       (29,219)          1,718          (21,582)
               Inventory                           (45,386)                -       (55,293)              -         (100,679)
               Other assets                               -                -              -              -           (4,106)
          Increase (decrease) in:
               Accounts payable                         924           32,629         17,474      (331,050)           521,579
               Accrued expenses                      21,533                -         60,561        (1,500)            82,094
                                              --------------   --------------    -----------    -----------    --------------

          Net cash used in
            operating activities                  (182,620)        (127,450)      (874,604)      (900,543)       (3,722,847)
                                              --------------   --------------    -----------    -----------    --------------

Cash flows from investing activities:
     Purchase of property and equipment                   -                -       (18,160)              -          (59,617)
                                              --------------   --------------    -----------    -----------    --------------

          Net cash used in
            investing activities                          -                -       (18,160)              -          (59,617)
                                              --------------   --------------    -----------    -----------    --------------

Cash flows from financing activities:
     Increase (decrease) in notes payable                 -                -      1,100,000       (30,000)         1,125,000
     Proceeds from issuance of
       common stock                                       -                -              -              -         1,544,523
     Increase in advances from
       ComCam, Inc.                                       -          126,174         41,452        931,929         1,186,258
                                              --------------   --------------    -----------    -----------    --------------

          Net cash provided by
            financing activities                          -          126,174      1,141,452        901,929         3,855,781
                                              --------------   --------------    -----------    -----------    --------------

     Net increase (decrease) in cash              (182,620)          (1,276)        248,688          1,386            73,317

Cash, beginning of period                           255,937            7,249          7,249          5,863                 -
                                              --------------   --------------    -----------    -----------    --------------

Cash, end of period                        $         73,317            5,973        255,937          7,249            73,317
                                              ==============   ==============    ===========    ===========    ==============

                         The accompanying notes are an integral part of these financial statements.

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 1 — Organization and Summary of Significant Accounting Policies

Organization

Comcam International, Inc. (the Company) was organized under the laws of the state of Delaware on September 19, 1998 and had no activity until January 1, 1999 (date of inception). The Company’s operations consist primarily of the research and development of advanced compact video systems that utilize built-in digital compression technology. Further, the Company is considered a development stage company as defined in SFAS No. 7. Sources of financing for the development stage activities have been primarily through equity and debt.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due on product sales and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectiblity based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

Inventories

The Company values its inventories at the lower of cost or market, determined on the first-in first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Costs of major renewals or betterments are capitalized over the remaining useful lives of the related assets. Depreciation is computed by using the straight-line method. Equipment is depreciated over three to five years and furniture and fixtures are depreciated over seven years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is reflected in operations.

Revenue Recognition

Revenue from product sales is recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. The Company believes that revenue should be recognized at the time of shipment as title passes to the customer at the time of shipment.

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to net operating loss carryforwards.

Earnings Per Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the period. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive. Common stock equivalents that could potentially dilute earnings per share are the issued and outstanding preferred stock and the common stock options and warrants.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Information

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position, results of operations, stockholders’ equity (deficit), and cash flows of the Company as of March 31, 2006 and for the three months then ended.

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 2 — Going Concern

As of December 31, 2005, the Company has limited revenue generating activities and the Company has incurred losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management intends to seek additional equity and debt financing to expand marketing efforts and product development. There can be no assurance that such funds will be available to the Company nor that the marketing and product development efforts will be successful.

Note 3 - Inventories

Inventories consist of the following:                                             2005             2004

         Raw Materials                                                     $      30,813                 -
         Finished Goods                                                           17,486                 -
         Work in Process                                                           6,994                 -

                                                                           $      55,293                 -

Note 4 - Property and Equipment

Property and equipment consist of the following:                                   2005            2004

         Equipment                                                              $ 35,507            17,347
         Furniture and fixtures                                                   24,110            24,110

                                                                                  59,617            41,457
         Less accumulated depreciation                                           (44,147)          (40,546)

                                                                           $      15,470               911

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 5 — Notes Payable

Notes payable consist of the following:
                                                                                  2005             2004
         Convertible unsecured note payable to ACC
         Investors, LLC, bearing interest at 8% and
         due on September 30, 2006.  The note may be
         converted to common shares of the Company,
         at the option of the holder, based on certain
         terms related to outstanding shares and per
         share prices.  The note also includes warrants
         to purchase common stock of the Company,
         based on certain terms related to the total
         number of shares outstanding at the time the
         warrants are exercised.  The Company is in
         default of the loan agreement because it is
          insolvent.                                                   $       1,100,000             -

         Convertible unsecured note payable to Robert
         Emmet, bearing interest at 6%, and due on
         demand.  The note may be converted into
         common shares of the Company at $.35 per
         share and contains a provision which allows
         the Company to call for the conversion at anytime.                       25,000            25,000

                                                                       $       1,125,000            25,000

Note 6 — Operating Leases

The Company leases its office building on a month-to-month basis. Rental expense related to this operating lease for the years ended December 31, 2005 and 2004 and cumulative amounts since inception was approximately $49,000, $47,000 and $295,000, respectively.

Note 7 – Gain on cancellation of Debt

During the year ended, December 31, 2005 the Company recognized a gain from the cancellation of amounts owed to five individuals. These amounts related to costs incurred in prior years for research and development contracted labor costs of $88,005 and consulting services, provided by the Company’s president, of $11,000.

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 8 — Income Taxes

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

                                                                           Years Ended
                                                                          December 31,             Cumulative
                                                                     2005             2004            Amounts

Income tax benefit at statutory rate                        $      (263,000)         (194,000)      (1,481,000)
Change in valuation allowance                                       263,000           194,000        1,481,000

                                                            $          -                -                 -

Deferred tax assets are as follows:

Net operating loss carryforwards                                       $       1,481,000         1,218,000
Valuation allowance                                                           (1,481,000)       (1,218,000)

                                                                       $            -                -

The Company has net operating loss carryforwards of approximately $4,400,000, which begin to expire in the year 2019. The amount of net operating loss carryforwards that can be used in any one year will be limited by significant changes in the ownership of the Company and by the applicable tax laws which are in effect at the time such carryforwards can be utilized.

Note 9 — Related Party Transactions

The Company provides services and product to a company owned by a director and shareholder of the Company. Revenue related to these services for the years ended December 31, 2005 and 2004 and cumulative amounts since inception were approximately $47,000, $1,000 and $183,000, respectively.

Note 10 — Supplemental Cash Flow Information

No amounts were paid for interest or income taxes since inception.

Note 11 – Preferred Stock

The Company’s preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the Board of Directors. No shares were issued and outstanding at December 31, 2005.

COMCAM INTERNATIONAL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 12 — Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and notes payable. The carrying amount of these items approximates fair value because of their short-term nature and the notes payable bear interest at the market interest rate.

Note 13 — Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard (“FAS”) No. 123(R), Share-Based Payment, an amendment of FASB Statements No. 123 and 95. FAS No. 123(R) replaces FAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement requires companies to recognize the fair value of stock options and other stock-based compensation to employees prospectively beginning with the first interim or annual period of the first fiscal year beginning after December 15, 2005 for small business issuers, as deferred by the Securities and Exchange Commission. This means that the Company will be required to implement FAS No. 123(R) no later than the quarter beginning January 1, 2006. The Company currently measures stock-based compensation in accordance with APB Opinion No. 25, as discussed above. The Company anticipates adopting the modified prospective method of FAS No. 123(R) on January 1, 2006. The impact on the Company’s financial condition or results of operations will depend on the number and terms of stock options outstanding on the date of change, as well as future options that may be granted. However, the Company believes the adoption of FAS No. 123(R) will not have a material effect on the Company’s financial position and results of operations.

The FASB has issued Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The Company anticipates adopting SFAS No. 154 on December 1, 2006, and does not believe the adoption of this new accounting pronouncement will result in a material impact on the Company’s financial position or results of operations.

PART III

Item 1 and 2. INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit No.	Page No.	Description
3(i)	Attached	Amendment and Restated Certificate of Incorporation, dated June 10, 2005.
3(ii)	Attached	Bylaws.
10(i)	Attached	Stock exchange agreement between ComCam, Inc., and ComCam International, Inc., dated May 8, 2002.
10(ii)(a)	Attached	Securities Purchase Agreement between ComCam, Inc., ComCam International, Inc., and ACC Investors, LLC, dated June 22, 2005 (incorporated by reference to ComCam, Inc.'s Form 8-K filed June 30, 2005).
10(ii)(b)	Attached	Promissory Note for ACC Investors, LLC, dated June 22, 2005.
10(ii)(c)	Attached	Warrants of ACC Investors, LLC, dated June 22, 2005.
10(ii)(d)	Attached	Warrants of ACC Investors, LLC, dated June 22, 2005.
10(ii)(e)	Attached	Registration Rights Agreement with of ACC Investors, LLC, dated June 22, 2005.
10(iii)	Attached	Employment agreement between ComCam, Inc., ComCam International, Inc. and Don Gilbreath dated June 22, 2005.

SIGNATURES

In accordance with Section 12 of the Exchange Act, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 26th day of June, 2006.

      Comcam International, Inc.

      /s/ Don Gilbreath

     Don Gilbreath

      Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Director